SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

11F, No. 3, Lane 91, Dongmei Road

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-130230) OF ChipMOS TECHNOLOGIES (BERMUDA) LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE SIXTH PARAGRAPH OF THE PRESS RELEASE AND U.S. DOLLARS AMOUNTS INCLUDED THROUGHOUT THE ENTIRE PRESS RELEASE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: May 3, 2006	By	/S/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	Press Release

Exhibit 1.1

Contact:

In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k. chen@chipmos.com.tw	In the U.S. David Pasquale The Ruth Group 646-536-7006 dpasquale@theruthgroup.com

ChipMOS REPORTS FIRST QUARTER RESULTS

Hsinchu, Taiwan, May 4, 2006 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS) today reported unaudited consolidated financial results for the first quarter ended March 31, 2006. All U.S. dollar figures in this release are based on the exchange rate of NT$32.46 against US$1.00 as of March 31, 2006.

Revenue for the first quarter of 2006 was NT$4,367.1 million or US$134.5 million, an increase of 30.8% from NT$3,339.5 million or US$102.9 million for the same period in 2005 and an increase of 2.0% from NT$4,282.9 million or US$131.9 million in fourth quarter of 2005. On a consolidated basis, the gross margin for the first quarter of 2006 was 31.5%, compared to 20.3% for the same period in 2005 and 31.5% for the fourth quarter of 2005. Net income for the first quarter of 2006 was NT$601.6 million or US$18.5 million, and NT$8.86 or US$0.27 per common share, compared to net income of NT$173.5 million or US$5.3 million, and NT$2.58 or US$0.08 per common share, for the same period in 2005 and net income of NT$475.8 million or US$14.7 million, and NT$7.03 or US$0.22 per common share, for the fourth quarter of 2005.

The unaudited consolidated financial results of ChipMOS for the first quarter ended March 31, 2006 included the financial results of ChipMOS TECHNOLOGIES INC., ChipMOS Japan Inc., ChipMOS U.S.A., Inc., ChipMOS TECHNOLOGIES (H.K.) Limited, MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We are pleased with our performance in this quarter, as we were able to deliver an approximately 30% growth in our top-line compared to the same period in 2005. Our performance during the first quarter of 2006 was primarily driven by strong demand for our DDR II DRAM and flash businesses. Notably, the transition to DDR II continues to gain momentum. We currently expect DDR II memory will exceed DDR in quantity in the second quarter of this year and revenue from DDR II will contribute significantly to our revenue from memory semiconductors in the fourth quarter of 2006. For the LCD driver IC business, revenue was down by 5% compared to the fourth quarter of last year due to lower utilization rates of TCP for monitor applications, primarily resulting from seasonal effects.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Our revenue growth and product mix, combined with our continued focus on expenses, resulted in another strong quarter for ChipMOS. Our gross margin of 31.5% during the first quarter of 2006 was higher than previously expected. However, we lowered our capital expenditures budget in the first quarter of 2006 due to our revised outlook for LCD driver IC demand in the second quarter and excess TSOP assembly capacity following the DDR II transition. We will continue to invest carefully as we work to align our resources with market demands.”

Looking forward, Cheng, commented, “We remain cautiously optimistic about our business for the near and long-term. The ramp-up of our flash business is in line with our expectations. In the LCD driver IC segment, we have strategically concentrated our services on LCD TV applications that we currently expect to be high growth and employed our proprietary COF technology. While sales of LCD TVs remained strong in the first quarter, there was a downturn in the LCD panel market due to seasonality. We currently expect a growth period for LCD TVs will occur in the second half of this year due to price reductions. In addition, we expect other LCD segments, like monitors, will also back on track in the second half reflecting normal trends. We currently expect this to lead to a growth for our LCD business in the second half this year compared to the first half. We currently also expect our DDR II business to be our major contributor to revenue growth this year as the long awaited transition from DDR to DDR II driven by favorable market prices appears to finally be occurring. ChipMOS is a strategic partner to our key customers as we assist them in solving DDR II capacity shortage problems. As a result, based on current customer forecasts, and the exchange rate of NT$32.46 against US$1.00, we currently expect revenue for the second quarter of 2006 will be in the range of approximately US$137 million to US$143 million, with gross margin on a consolidated basis in the range of approximately 27% to 30%. We expect lower gross margin in the second quarter compared to the first quarter primarily because we are expecting lower utilization rates in LCD and DDR production lines and higher depreciation cost from capacity prepared for production needs in the second half this year.”

Investor Conference Call / Webcast Details

ChipMOS will review detailed first quarter 2006 results on Wednesday, May 3, 2006 at 7:00PM ET (7:00AM, May 4, Taiwan time). The conference call-in number is 1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com.tw/. The playback will be available in 2 hours after the conclusion of the conference call and will be accessible by dialing 1-201-612-7415. The account number to access the replay is 3055 and the confirmation ID number is 200216.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com.tw/) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

– FINANCIAL TABLES FOLLOW BELOW –

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2006 and 2005

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP		US GAAP
	3 months ended March 31		3 months ended March 31
	2006 USD	2005 USD	2006 USD
Net Revenue	134.5	102.9	134.5
Cost of Revenue	92.2	82.0	92.3

Gross Profit	42.3	20.9	42.2

Operating Expenses
Research and Development	1.8	2.1	1.8
Sales and Marketing	0.8	0.7	0.8
General and Administrative	5.5	4.8	6.1

Total Operating Expenses	8.1	7.6	8.7

Income from Operations	34.2	13.3	33.5

Non-Operating Income (Expenses), Net	(0.5)	(2.2)	0.2

Income before Income Tax and Minority Interests	33.7	11.1	33.7
Income Tax Expense	(4.0)	(0.8)	(3.9)

Income before Minority Interests	29.7	10.3	29.8
Cumulative Effect of Changes in Accounting Principles	0.1	—	0.0
Minority Interests	(11.3)	(5.0)	(11.4)

Net Income	18.5	5.3	18.4

Earnings Per Share -Basic	0.27	0.08	0.27

Shares Outstanding (in thousands)-Basic	67,924	67,363	67,924

Note (1):	All U.S. dollar figures in this release are based on the exchange rate of NT$32.46 against US$1.00 as of March 31, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the Three Months Ended March 31, 2006 and 2005

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	ROC GAAP		US GAAP
	3 months ended March 31		3 months ended March 31
	2006 NTD	2005 NTD	2006 NTD
Net Revenue	4,367.1	3,339.5	4,367.1
Cost of Revenue	2,993.0	2,662.5	2,997.2

Gross Profit	1,374.1	677.0	1,369.9

Operating Expenses
Research and Development	59.3	67.3	59.3
Sales and Marketing	25.3	21.7	25.3
General and Administrative	178.5	155.6	196.8

Total Operating Expenses	263.1	244.6	281.4

Income from Operations	1,111.0	432.4	1,088.5

Non-Operating Income (Expenses), Net	(17.2)	(71.6)	5.3

Income before Income Tax and Minority Interests	1,093.8	360.8	1,093.8
Income Tax Expense	(129.5)	(24.4)	(127.1)

Income before Minority Interests	964.3	336.4	966.7
Cumulative Effect of Changes in Accounting Principles	3.3	0.0	0.0
Minority Interests	(366.0)	(162.9)	(370.6)

Net Income	601.6	173.5	596.1

Earnings Per Share -Basic	8.86	2.58	8.78

Shares Outstanding (in thousands)-Basic	67,924	67,363	67,924

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2006 and December 31, 2005

Figures in Million of U.S. dollars (USD) (1)

	ROC GAAP		US GAAP
	Mar-06 USD	Dec-05 USD	Mar-06 USD	Dec-05 USD
ASSETS
Cash and Cash Equivalents	119.3	141.9	119.3	141.9
Financial Assets at Fair Value Through Profit or Loss	5.5	5.7	5.5	5.8
Accounts and Notes Receivable	125.3	122.5	125.3	122.5
Inventories	26.0	19.3	26.0	19.3
Other Current Assets	23.1	20.1	23.1	20.1

Total Current Assets	299.2	309.5	299.2	309.6

Long-term Investments	10.9	12.4	10.9	11.9

Property, Plant & Equipment-Net	685.0	629.1	682.3	626.7
Intangible Assets	11.6	10.1	11.6	10.1
Other Assets	15.1	17.3	14.7	16.9

Total Assets	1,021.8	978.4	1,018.7	975.2

LIABILITIES
Current Liabilities	279.3	156.8	287.6	165.1
Long-term Liabilities	114.2	221.9	114.2	221.9
Other Liabilities	9.7	11.5	8.7	10.6

Total Liabilities	403.2	390.2	410.5	397.6

Minority Interests	251.3	242.7	247.2	238.5

SHAREHOLDERS’ EQUITY
Capital Stock	0.7	0.7	0.7	0.7
Option Warrants	3.0	3.2	3.0	3.2
Deferred Compensation	(0.4)	(0.6)	(0.0)	(0.6)
Capital Surplus	278.7	274.7	267.0	263.0
Retained Earnings	86.3	67.8	91.3	72.9
Cumulated Translation Adjustments	(1.0)	(0.3)	(1.0)	(0.3)
Unrealized Gain (Loss) on Financial Instruments	(0.0)	(0.0)	(0.0)	0.2

Total Equity	367.3	345.5	361.0	339.1

Total Liabilities & Shareholders’ Equity	1,021.8	978.4	1,018.7	975.2

Note (1):	All U.S. dollar figures in this release are based on the exchange rate of NT$32.46 against US$1.00 as of March 31, 2006. The convenience translation should not be construed as representations that the NT Dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

As of March 31, 2006 and December 31, 2005

Figures in Million of NT dollars (NTD)

	ROC GAAP		US GAAP
	Mar-06 NTD	Dec-05 NTD	Mar-06 NTD	Dec-05 NTD
ASSETS
Cash and Cash Equivalents	3,871.4	4,607.0	3,871.4	4,607.0
Financial Assets at Fair Value Through Profit or Loss	179.9	186.1	179.9	189.2
Accounts and Notes Receivable	4,067.9	3,974.9	4,067.9	3,974.9
Inventories	843.6	627.5	844.0	627.7
Other Current Assets	749.3	651.4	749.3	651.4

Total Current Assets	9,712.1	10,046.9	9,712.5	10,050.2

Long-term Investments	352.9	404.1	352.9	387.1

Property, Plant & Equipment-Net	22,235.9	20,420.1	22,147.4	20,340.9
Intangible Assets	376.3	327.1	376.3	327.1
Other Assets	489.7	559.8	477.7	548.3

Total Assets	33,166.9	31,758.0	33,066.8	31,653.6

LIABILITIES
Current Liabilities	9,068.4	5,088.2	9,337.4	5,357.2
Long-term Liabilities	3,706.2	7,203.2	3,706.2	7,203.2
Other Liabilities	314.9	374.7	282.8	345.0

Total Liabilities	13,089.5	12,666.1	13,326.4	12,905.4

Minority Interests	8,155.7	7,878.1	8,022.8	7,740.7

SHAREHOLDERS’ EQUITY
Capital Stock	22.3	22.2	22.3	22.2
Option Warrants	97.4	104.0	97.4	104.0
Deferred Compensation	(14.1)	(18.8)	(0.7)	(18.8)
Capital Surplus	9,046.0	8,917.1	8,666.3	8,537.3
Retained Earnings	2,802.4	2,200.8	2,964.6	2,368.6
Cumulated Translation Adjustments	(31.1)	(10.3)	(31.1)	(10.3)
Unrealized Gain (Loss) on Financial Instruments	(1.2)	(1.2)	(1.2)	4.5

Total Equity	11,921.7	11,213.8	11,717.6	11,007.5

Total Liabilities & Shareholders’ Equity	33,166.9	31,758.0	33,066.8	31,653.6